CB PHARMA ACQUISITION CORP.

2 GANSEVOORT ST., 9TH FLOOR

NEW YORK, NY 10014

May 31, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Russell Mancuso, Branch Chief

Re:	CB Pharma Acquisition Corp.
Schedule 14A (“Proxy Statement”)
File No. 001-36757

Dear Mr. Mancuso:

CB Pharma Acquisition Corp. (the “Company”) hereby acknowledges the following:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Additionally, the Company hereby advises the Staff as follows:

(A)  In connection with the Company's initial public offering, Fortress Biotech, Inc. ("Fortress") agreed that if the Company liquidated prior to the consummation of a business combination, it would be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company in excess of the net proceeds of the initial public offering not held in the trust account or previously released to the Company. Additionally, if the Company was forced to liquidate and did not have sufficient funds to pay the cost of liquidation, Fortress had agreed to advance the Company the funds necessary to complete such liquidation and agreed not to seek repayment for such expenses. Edward Fred, who will appointed as the Chief Executive Officer and President of the Company as indicated in the above-referenced Proxy Statement, has agreed to be responsible for such obligations and Fortress has been released from such obligations, effective upon Mr. Fred's appointment.

(B)  Each of the transferees of the initial shares (as defined in the above-referenced Proxy Statement) has executed an insider letter whereby such transferee has agreed to be bound by the same terms and conditions as the transferors of the initial shares.

Very truly yours,

CB PHARMA ACQUISITION CORP.

By: /s/ Lindsay Rosenwald

Name: Lindsay Rosenwald

Title: Chief Executive Officer